UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                    American Mobile Satellite Corporation
 _____________________________________________________________________________
                        ______________________________
                               (Name of Issuer)

                         Common Stock $.01 Par Value
 _____________________________________________________________________________
                        ______________________________
                        (Title of Class of Securities)

                                 02755R 10 3
             ____________________________________________________
                                (CUSIP Number)
  Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
      31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                           (011) (65) 838-2201 */
 _____________________________________________________________________________
                        ______________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 1, 1996
 _____________________________________________________________________________
                                    ______
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/          With a copy to:  Phillip L. Spector, Esq., Paul, Weiss, Rifkind,
Wharton  &  Garrison,  1615 L Street, N.W., Suite 1300, Washington, DC  20036,
(202) 223-7340.

                                 SCHEDULE 13D

CUSIP No.  02755R 10 3                                   Page    2  of    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Singapore Telecommunications Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                        (b)[X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

           WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]




6     CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Singapore

          7     SOLE VOTING POWER

                     4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)
NUMBER OF
SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON
WITH
          8     SHARED VOTING POWER

                        0 shares

          9     SOLE DISPOSITIVE POWER

                     4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)

          10     SHARED DISPOSITIVE POWER

                        0 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.8% (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 18.5%)

14     TYPE OF REPORTING PERSON

            CO

                                 SCHEDULE 13D

CUSIP No.  02755R 10 3                                   Page    3  of    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Temasek Holdings (Private) Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)
                                                                        (b)[x]

3     SEC USE ONLY


4     SOURCE OF FUNDS

           AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Republic of Singapore

          7     SOLE VOTING POWER

               4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)

NUMBER OF
SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON
WITH
          8     SHARED VOTING POWER

                  0 shares

          9     SOLE DISPOSITIVE POWER

               4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)

          10    SHARED DISPOSITIVE POWER

                  0 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,512,796 shares (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 4,731,546)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.8% (if the Issuer's Warrant dated 6/28/96 were exercisable in full: 18.5%)

14     TYPE OF REPORTING PERSON

        HC

                            AMENDED SCHEDULE 13D {1/}


Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is amended and restated in its entirety as follows:

          Prior to November 1992, all of Singapore Telecom's holdings of Common Stock were held indirectly through Mtel Space Technologies, L.P. ("Mtel L.P."), a Delaware partnership in which Singapore Telecom's legal predecessor was a limited partner until November 1992.{2/} The sole assets of Mtel L.P. were shares of Common Stock. Singapore Telecom provided funds to Mtel L.P. both by purchasing limited partnership units in Mtel L.P. ("Mtel LPUs") and by purchasing convertible debentures issued by Mtel L.P. (the "Mtel
Convertible Debentures").    The  Mtel  Convertible  Debentures  were,  subject
to certain conditions, convertible into Mtel LPUs which, upon conversion, were to be redeemed immediately for shares of Common Stock held of record by Mtel L.P.

          At the time Mtel L.P. was restructured in November 1992, Singapore Telecom had contributed $6,667,000 to Mtel L.P. through the purchase of Mtel LPUs and had loaned Mtel L.P. $24,266,355 through the purchase of Mtel Convertible Debentures. All such funds came from the working capital of Singapore Telecom.

          As part of the Mtel L.P. restructuring, all Mtel LPUs held by Singapore Telecom were redeemed for shares of Common Stock, and a portion of the Mtel Convertible Debentures held by Singapore Telecom were converted. After the restructuring, Singapore Telecom held directly 467,810 shares of Common Stock (equivalent to 1,116,363 shares of Common Stock after the December 1993 stock split by the Issuer). In addition, Singapore Telecom continued to hold $14,660,015 principal amount of Mtel Convertible Debentures that, upon conversion into Mtel LPUs, were to be redeemed immediately by Mtel L.P. for 318,841 shares (760,869 post-split shares) of Common Stock held of record by Mtel L.P.

          On December 20, 1993, Singapore Telecom engaged in the transactions that required the filing of an initial statement on Schedule 13D. On that date, Singapore Telecom purchased from the issuer 911,854 shares of Common Stock for a

- ----------------------------
{1/}
Amending the Amended and Restated Schedule 13D dated December 28, 1995.

{2/}
In April 1992, pursuant to the Telecommunication Authority of Singapore Act 1992, Singapore Telecom became the successor in interest to telecommunications businesses owned by the Telecommunication Authority of Singapore (which continues to exercise regulatory oversight over those businesses). Unless otherwise indicated by the context, "Singapore Telecom" will be used to refer both to Singapore Telecommunications Limited and to its legal predecessor.

                                                                              5
cash purchase price of $18 million. The funds used to make this purchase came from the working capital of Singapore Telecom.

          On that same date, 1,317,460 shares were issued to Singapore Telecom by the Issuer upon conversion by Singapore Telecom of $27,666,677 principal amount of subordinated convertible notes previously issued by the Issuer to Singapore Telecom. The Singapore Telecom funds loaned to the Issuer in connection with such convertible notes ($20 million in August 1992 and $7,666,667 in October 1993) came from the working capital of Singapore Telecom.

          In December 1995, Singapore Telecom delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8451.71 Mtel LPUs that, as noted above, were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. On December 27, 1995, Mtel L.P. redeemed the 8451.71 Mtel LPUs and directed the Issuer to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date).

          On July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Singapore Telecom received a warrant from the Issuer entitling it to purchase 625,000 shares of Common Stock at an initial exercise price of $24 per share (the "Warrant"). The Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. The number of shares of Common Stock for which the Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements (as described under Item 6 below). As of July 1, 1996, the Warrant is exercisable for only 406,250 shares of Common Stock.

          To the best knowledge of the Reporting Persons, the funds used by the persons listed in Schedules I and II to purchase the shares of Common Stock specified in Item 5 below came from personal savings of such persons.

Item 4.     Purpose of Transaction

          Item 4 is amended and restated in its entirety as follows:

          The shares of Common Stock held by Singapore Telecom were acquired for investment purposes, and continue to be held for such purposes. Pursuant to the cumulative voting rights that exist under the Issuer's Certificate of Incorporation with respect to the election of the Issuer's board of directors, and pursuant to the rights that exist under the Stockholders' Agreement (described in Item 6 below) with respect to appointing directors to the executive committee of the Issuer's board of directors, Singapore Telecom has the right to be represented on the Issuer's board of directors and its executive committee. Singapore Telecom presently has two representatives on the Issuer's board of directors and one representative on the Issuer's executive committee. Singapore Telecom representatives also participate in other committees of the Issuer's board of directors.

          The ability of Singapore Telecom to acquire or dispose of shares of Common Stock is limited to some degree by certain agreements, as described under Item 6 below. Subject to such agreements, Singapore Telecom may, from time to time, make additional purchases of Common Stock of the Issuer either in the open market or in private transactions, depending upon Singapore
Telecom's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock of the Issuer, other opportunities available to Singapore Telecom, general economic conditions, money and stock market conditions, regulatory approvals or restrictions, and other factors. Depending upon these factors, and subject to such agreements, Singapore Telecom may also decide to hold or dispose of all or part of its investment in the Common Stock of the Issuer.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

(j)      any action similar to any of those enumerated above.

          The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

          To the best knowledge of the Reporting Persons, all shares identified in Item 5 below as beneficially owned by persons listed in Schedules I and II were acquired by such persons for investment purposes. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

Item 5.     Interest in Securities of the Issuer

          Item 5 is amended and restated in its entirety as follows:

(a) Singapore Telecom owns beneficially 4,512,796 shares of Common Stock. Of this amount, 4,106,546 shares of Common Stock are owned of record by Singapore Telecom, and 406,250 shares of Common Stock could be obtained by Singapore Telecom upon exercise of the Warrant. If the Warrant were presently exercisable in full, Singapore Telecom would be able to obtain 625,000 shares of Common Stock upon exercise of the Warrant, and Singapore Telecom's total beneficial ownership would be 4,731,546 shares of Common Stock. (The restrictions upon exercise of the Warrant are described in Item 6 below.) By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Singapore Telecom.

          Based upon the information contained in the Issuer's Form 10-Q dated May 14, 1996, the 4,512,796 shares of Common Stock beneficially owned by Singapore Telecom constitute approximately 17.8% of the Common Stock outstanding as of March 31, 1996.{3/} If the Warrant were presently exercisable in full, the 4,731,546 shares of Common Stock that would be beneficially owned by Singapore Telecom would constitute approximately 18.5% of the Common Stock outstanding as of March 31, 1996.{4/}

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock of the Issuer, except as set forth in the table below:


- -----------------------

{3/}
For the purpose of computing this percentage, the Warrant was deemed to be exercised to the extent presently exercisable, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

{4/}
For the purpose of computing this percentage, the Warrant was deemed to be fully exercisable and exercised in full, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

   Name of
Beneficial Owner        Number of Shares           Percentage


Lim Toon                   2,000                      */

Raphael Leong Sai Mooi     1,000                      */

Chua Sock Koong            5,000                      */


*/   Less than 0.1%

          The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of certain agreements described in Item 6 below: (1) Hughes Electronics Corporation ("Hughes Electronics") and Hughes Communications Satellite Services, Inc. ("Hughes" and, together with Hughes Electronics, the "Hughes Entities"), an indirect wholly-owned subsidiary of Hughes Electronics; and (2) Space Technologies Investments ("Investments") and the following affiliates of
Investments: Transit Communications, Inc., and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities"). {5/}

          The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Hughes Entities and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by the Hughes Entities or the AT&T Entities.

          Based upon the information set forth in the Issuer's Proxy Statement dated April 1, 1996 and the Issuer's Form 10-Q dated March 31, 1996, and upon additional information received from the Issuer, the Reporting Persons believe that the Hughes Entities and the AT&T Entities beneficially own the number of shares of Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the outstanding Common Stock of the Issuer set forth in the table:

- ---------------------------

{5/}
Prior to the conversion of the remaining Mtel Convertible Debentures in December 1995, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

                                                                              9
Name of Beneficial Owner          Number of Shares     Percentage{6/}


Hughes Communications
  Satellite Services, Inc.{7/}      6,691,622          26.73

Hughes Electronics Corporation{8/}  2,437,500          8.88

      Hughes Entities as a Group    9,129,122          33.23

- ---------------------------------------------------------------------------- -
Space Technologies
  Investments, Inc.{9/}             1,855,539          7.23

Transit Communications, Inc.          681,818          2.73

Satellite Communications
  Investments Corporation{9/}.      1,344,067          5.32

     AT&T Entities as a Group       3,881,424         14.99

- ---------------------------

{6/}
For the purpose of computing the percentage of the Common Stock of the Issuer beneficially owned by the entities listed here, warrants held by such entities were deemed to be exercised to the extent presently exercisable, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

{7/}
Includes 25,000 shares of Common Stock issuable to Hughes upon the exercise of
certain  warrants  previously  issued  by  the  Issuer.    These  Warrants are
exercisable through January 19, 2001 at an exercise price of $.01 per share.

{8/}
Consists of 2,437,500 shares of Common Stock issuable to Hughes Electronics upon the exercise of a warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with long-term bank financing for the Issuer ("the Hughes Electronics Warrant"). Like the Warrant received by Singapore Telecom in connection with the long-term financing, the Hughes Electronics Warrant is only exercisable in full upon the fulfillment of certain conditions tied to the Issuer's ability to borrow fully under the long-term loan agreements. If such conditions are met, the Hughes Electronics Warrant is ultimately exercisable for 3,750,000 shares of Common Stock. The Hughes Electronics Warrant is exercisable through June 28, 2001 at an initial exercise price of $24 per share of Common Stock.

{9/}
Includes 649,347 shares of Common Stock issuable to Investments and 230,932 shares of Common Stock issuable to Satellite Communications Investments Corporation, respectively, upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable through December 20, 1998 at an exercise price of $21 per share of Common Stock.

(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by it, subject to the effect of the agreements referred to in Item 6. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to have the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom, subject to the effect of the agreements referred to in Item 6.

          To the best knowledge of the Reporting Persons, each of the persons listed in Schedule I or II has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, the Common Stock of the Issuer beneficially owned by such person.

(c) As noted under Item 3 above, on July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Singapore Telecom received the Warrant from the Issuer, which entitles it to purchase 625,000 shares of Common Stock at an initial exercise price of $24 per share. The Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing.
 The number of shares of Common Stock for which the Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements. As of July 1, 1996, the Warrant is exercisable for only 406,250 shares of Common Stock.

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II has sold or purchased shares of Common Stock during the past sixty days.

          As noted under Item 5(a) above, on July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Hughes Electronics received the Hughes Electronics Warrant from the Issuer, which entitles it to purchase 3,750,000 shares of Common Stock at an initial exercise price of $24 per share. The Hughes Electronics Warrant was received as part of the consideration for Hughes Electronics' guaranty of up to $150 million in principal amount of such long-term financing. The number of shares of Common Stock for which the Hughes Electronics Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements. As of July 1, 1996, the Hughes Electronics Warrant is exercisable for only 2,437,500 shares of Common Stock.

          The Reporting persons are not aware of transactions in shares of Common Stock that were effectuated by the AT&T Entities during the past 60 days.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 is amended and restated only with respect to the subject headings listed below:

                          *     *     *     *     *

Right of First Offer Agreement

          The Issuer, Singapore Telecom, Hughes, the AT&T Entities, and the Mtel Group are parties to a Right of First Offer Agreement ("ROFA") dated November 30, 1993, pursuant to which each party thereto (other than the Issuer) (a) granted to each of the other parties (other than the Issuer), until September 30, 2003, a right of first offer with respect to the shares of Common Stock, and securities exercisable or convertible into shares of Common Stock, now or hereafter held by such party (excluding shares of Common Stock acquired by such party in the open market, and subject to certain other exceptions), and (b) agreed to terminate the Investment Agreement dated January 21, 1991 among the holders of Common Stock party to the ROFA (or their predecessors in interest), pursuant to which the parties had granted each other certain rights of first refusal in certain circumstances with respect to the shares of Common Stock held by them.{10/}

          On June 28, 1996, in connection with the execution of documentation for the Issuer's long-term financing, the ROFA was amended so as to limit its application solely to transfers of shares of Common Stock (and securities exercisable or convertible into shares of Common Stock) between and among Singapore Telecom, Hughes, and the AT&T Entities.

- -------------------------

{10/}
Since the redemption of the remaining Mtel Convertible Debentures and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom causes the collective holding of shares of Common Stock by the Mtel Group to drop below 5%, the Mtel Group is no longer entitled to purchase shares of Common Stock from other parties under the ROFA.

                          *     *     *     *     *

Mtel Partnership Agreement

          Prior to the conversion by Singapore Telecom of the remaining Mtel Convertible Debentures in December 1995, Mtel Corp., Mtel Corp. Affiliate, and Singapore Telecom were parties to the Mtel Partnership Agreement. From November 18, 1992 (when Mtel L.P. was restructured) through December 8, 1995 (when Singapore Telecom redeemed the remaining Mtel Convertible Debentures), Mtel Corp. was the general partner of Mtel L.P., and Mtel Corp. Affiliate was the sole limited partner. Upon conversion of the Mtel Convertible Debentures, Singapore Telecom received Mtel LPUs, and thus became a limited partner for the brief period of time necessary for Mtel L.P. to effectuate redemption of these LPUs in exchange for the 760,869 shares of Common Stock held of record by Mtel L.P. (Sections 3.1 and 3.2 of the Mtel Partnership Agreement)

          The Mtel Partnership Agreement required that, upon any conversion of the Mtel Convertible Debentures by Singapore Telecom, partnership units of Singapore Telecom on the one hand and Mtel Corp. and/or Mtel Corp. Affiliate on the other hand were to be redeemed by Mtel L.P. on a pro rata basis. The Mtel Partnership Agreement also provided that the Partnership would terminate upon the sale or other disposition of all shares of Common Stock held by Mtel L.P. Thus, the conversion in full of the Mtel Convertible Debentures led to a complete distribution of all shares of Common Stock held by Mtel L.P., which in turn caused termination of the Partnership. (Sections 3.3 and 10.2 of the Mtel Partnership Agreement.)

          Mtel L.P., Mtel Corp., and Singapore Telecom were also parties to the Amended and Restated Pledge and Voting Agreement dated November 18, 1992 ("Pledge and Voting Agreement"), which was appended to the Mtel Partnership Agreement. Under the terms of the Mtel Partnership Agreement, the Mtel Convertible Debentures, and the Pledge and Voting Agreement, the repayment of those Debentures was secured by the pledge to Singapore Telecom of the shares of Common Stock purchased by Mtel L.P. with the proceeds received from Singapore Telecom for the Debentures. Prior to the conversion by Singapore Telecom of the remaining Mtel Convertible Debentures in December 1995, 999,545 shares of Common Stock held of record by Mtel L.P. were pledged to Singapore Telecom. Pursuant to the Pledge and Voting Agreement, upon conversion of the remaining Mtel Convertible Debentures, Singapore Telecom released its security interest in these pledged shares of Common Stock. (Section 3.5 of the Mtel Partnership Agreement; Section 8 of the Mtel Convertible Debentures; and Sections 1.1, 1.2 and 4.4 of the Pledge and Voting Agreement)

          Under the Pledge and Voting Agreement, Singapore Telecom, Mtel Corp., and Mtel L.P. had also agreed to cooperate in certain matters related to (a) the election of directors to the Issuer's board of directors and (b) the appointment of directors to the executive committee of the Issuer's board of directors. These provisions of the Pledge and Voting Agreement terminated upon the conversion of the remaining Mtel Convertible Debentures by Singapore Telecom. (Article 5 of the Pledge and Voting Agreement)

Guaranty Issuance Agreement

          Singapore Telecom, Hughes Electronics, Baron Capital Partners, L.P. (a stockholder of the Issuer) ("Baron," and collectively with Singapore Telecom and Hughes Electronics, the "Guarantors"), the Issuer, and AMSC Subsidiary Corporation (a subsidiary of the Issuer) ("Issuer Subsidiary") are parties to the Guaranty Issuance Agreement dated June 28, 1996. The Guaranty Issuance Agreement specifies the compensation to be provided by the Issuer and the Issuer Subsidiary to Singapore Telecom, Hughes Electronics, and Baron for the issuance by the Guarantors of guaranties of the obligations of the Issuer Subsidiary under the long-term loan agreements that closed on July 1, 1996.

          Under the Guaranty Issuance Agreement, the Issuer Subsidiary agreed to pay each Guarantor a fee equal to 1.5% of the principal amount of its respective guaranty. In addition, the Issuer agreed to issue to each Guarantor a warrant to purchase its respective Pro Rata Share of 5,000,000 shares of Common Stock at an initial exercise price of $24 per share. The
"Pro Rata Share" of each Guarantor is equal to the principal amount of its guaranty divided by $200,000,000. (Section 1)

          In addition, the Issuer and the Issuer Subsidiary agreed that the aggregate outstanding principal amount of the loans under the long-term loan agreements, plus any amounts paid by the Guarantors with respect to principal, would not exceed the Borrowing Limit specified in the Performance Schedule. The Borrowing Limit is $130,000,000 during the period July 1, 1996 through November 15, 1996, and moves up on a quarterly basis thereafter provided that
(a) the Issuer Subsidiary has met certain Performance Tests specified in the Performance Schedule, or (b) Guarantors having a Pro Rata Share greater than 50% have waived compliance with the Performance Tests and consented to increased borrowings by the Issuer Subsidiary. (Section 3)

          The  Guaranty  Issuance  Agreement  also  contains  a  limited intercreditor arrangement among the Guarantors. If any Guarantor makes any payment under its guaranty or acquires any notes or obligations under the long-term loan agreements, thereafter all decisions to act or refrain from acting with respect to the enforcement of such notes or obligations against the Issuer Subsidiary or the Issuer (including enforcement with respect to any collateral security therefor) must be approved by Guarantors having Pro Rata Shares equal to at least 80% of the outstanding obligations so paid or purchased. In addition, if any Guarantor does not make a required payment under its guaranty, and such payment is made by any other Guarantor, then the defaulting Guarantor shall be liable to reimburse the paying Guarantor for such payment on demand, and any amounts which would otherwise be payable to the defaulting Guarantor by the Issuer Subsidiary or the Issuer or with respect to any collateral shall first be paid to the paying Guarantor until such payment has been fully reimbursed. (Section 13)

The Warrant and the Registration Rights Agreement

          Pursuant to the terms of the Guaranty Issuance Agreement, the Issuer issued to Singapore Telecom the Warrant dated June 28, 1996. The Warrant entitles

Singapore  Telecom  to  purchase  from  the Issuer 625,000 shares of
Common Stock (the "Warrant Share Amount") at a purchase price of $24 per share (the "Exercise Price"). The Warrant is exercisable as of July 1, 1996, subject to certain restrictions, and expires on June 28, 2001. (Section 1 of the Warrant)

          The exercise of the Warrant is restricted where (a) such exercise would cause the Issuer's Alien Ownership Percentage to exceed the Accepted Alien Ownership Percentage Limitation (which is derived from alien ownership restrictions under Section 310(b) of the Communications Act), or (b) such exercise would require the Issuer to issue Common Stock without first having the stockholder approval necessary under Rule 4460(i)(1)(D) of the National Association of Securities Dealers, Inc. Under specified circumstances where exercise of the Warrant is prevented in whole or in part for either of the foregoing reasons, the Issuer is required to provide the holder of the Warrant with a payment of funds in lieu of the shares of Common Stock that are not issuable to such holder. (Sections 3 and 4 of the Warrant)

          The Warrant Share Amount and the Exercise Amount are to be adjusted under certain conditions, including stock splits and asset distributions to holders of Common Stock. (Section 10 of the Warrant)

          In addition to the restrictions upon exercise of the Warrant described above, the number of shares of Common Stock for which the Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements. Specifically, the Warrant provides that it can be exercised at any given time only for the number of shares of Common Stock which is equal to the applicable Warrant Share Amount as in effect from time to time, minus the Warrant Share Amount multiplied by a fraction, the numerator of which is the amount which, due solely to the applicable Borrowing Limit (as defined in the Guaranty Issuance Agreement) in effect at such time, is not available to the Issuer Subsidiary under the long-term loan agreements, and the denominator of which is $200,000,000. (Section 15 of the Warrant)

          The Warrant provides that the holder of the Warrant is entitled to certain registration rights under the Registration Rights Agreement dated June 28, 1996 with respect to the shares of Common Stock for which the Warrant may be exercised (the "Warrant Shares"). (Section 16 of the Warrant)

          Singapore Telecom, Hughes Electronics, Baron, and the Issuer are parties to the Registration Rights Agreement dated June 28, 1996. The Agreement provides a holder of the Warrant or Warrant Shares with certain demand and piggyback registration rights. The same registration rights are provided to the holders of the warrants issued to the other Guarantors (i.e., Hughes Electronics and Baron).

Item 7.     Material to be Filed as Exhibits

Exhibit I -- Joint Filing Agreement dated July 15, 1996

Exhibit  II  -- Amended and Restated Stockholders' Agreement dated December 1,
1993

Exhibit III -- Right of First Offer Agreement dated November 30, 1993

Exhibit IV -- Letter Agreement dated October 11, 1993

Exhibit V -- Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993

Exhibit VI -- Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992

Exhibit VII -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996

Exhibit VIII -- Guaranty Issuance Agreement dated June 28, 1996

Exhibit IX -- Warrant dated June 28, 1996

Exhibit X -- Registration Rights Agreement dated June 28, 1996

                                                                           16
Signatures


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SINGAPORE TELECOMMUNICATIONS LTD.



                         By:/s/ Chia Choon Wei
                            ___________________________
                            Name:     Dr. Chia Choon Wei
                            Title:    Vice President

Dated: July 15, 1996


                         TEMASEK HOLDINGS (PRIVATE) LTD.



                         By:/s/ Janet Seow
                            ____________________________
                            Name:     Janet Seow
                            Title:    Company Secretary

Dated: July 15, 1996

                                                                           17
                                EXHIBIT INDEX


      Exhibit
        No.


Exhibit I        Joint Filing Agreement dated July 15, 1996

Exhibit II       Amended and Restated Stockholders' Agreement dated December 1,
                 1993

Exhibit III      Right of First Offer Agreement dated November 30, 1993

Exhibit IV       Letter Agreement dated October 11, 1993

Exhibit V        Principal  Stockholder Holdback and Waiver Agreement dated
                  October 20, 1993

Exhibit VI       Amended and Restated Limited Partnership Agreement of Mtel
                  Space Technologies, L.P. dated November 18, 1992

Exhibit VII      Amendment No. 1 to Right of First Offer Agreement dated June
                 28, 1996

Exhibit VIII      Guaranty Issuance Agreement dated June 28, 1996

Exhibit IX        Warrant dated June 28, 1996

Exhibit X         Registration Rights Agreement dated June 28, 1996


                               SCHEDULES I & II


                                               SCHEDULE I


                                  SINGAPORE TELECOMMUNICATIONS LIMITED
                                      DIRECTORS & EXECUTIVE OFFICERS



                                                                    Present Principal
Name                          Position      Business Address      Occupation/Employment      Citizenship
- ------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Koh Boon Hwee         Board Member      Singapore Telecom  Executive Chairman            Singapore
                          Chairman          31 Exeter Road     Wuthelam Holdings Pte Ltd.
                                            Comcentre          298 Tiong Bahru Road
                                            Singapore 239732   #08-00 Tiong Bahru Plaza
                                                               Singapore 168730


Mr. Wong Hung Khim        Board Member      Singapore Telecom  Chairman                      Singapore
                          Deputy Chairman   31 Exeter Road     Singapore Bus Service (1978)
                                            Comcentre             Ltd.
                                            Singapore 239732   205 Braddell Road
                                                               Singapore 579701


BG Lee Hsien Yang         Board Member      Singapore Telecom  President & CEO               Singapore
                          President & CEO   31 Exeter Road     Singapore Telecom
                                            Comcentre          31 Exeter Road
                                            Singapore 239732   Comcentre
                                                               Singapore 239732


Dr. Hong Hai              Board Member      Singapore Telecom  President & CEO               Singapore
                                            31 Exeter Road     Haw Par Brothers
                                            Comcentre          International Ltd.
                                            Singapore 239732   180 Clemenceau Avenue
                                                               #08-00 Haw Par Glass Tower
                                                               Singapore 239722

                                                                                                      2

                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
- ------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Liew Heng San         Board Member      Singapore Telecom  Deputy Secretary              Singapore
                                            31 Exeter Road        (Communications)
                                            Comcentre          Ministry of Communications
                                            Singapore 239732   #39-00 PSA Building
                                                               460 Alexandra Road
                                                               Singapore 119963


Mr. Lim Ho Kee            Board Member      Singapore Telecom  Executive Vice President      Singapore
                                            31 Exeter Road       & CEO
                                            Comcentre          (East Asia)
                                            Singapore 239732   Union Bank of Switzerland
                                                               80 Raffles Place
                                                               #36-00 UOB Plaza 1
                                                               Singapore 048624


Mr. Quek Poh Huat         Board Member      Singapore Telecom  President                     Singapore
                                            31 Exeter Road     Temasek Holdings Pte Ltd.
                                            Comcentre          8 Shenton Way
                                            Singapore 239732   #38-03 Treasury Building
                                                               Singapore 068811

Mr. Quek Tong Boon        Board Member      Singapore Telecom  Director                      Singapore
                                            31 Exeter Road     Defence Materiels
                                            Comcentre          Organization
                                            Singapore 239732   Ministry of Defence
                                                               18th Storey, Tower A
                                                               Defence Technology Towers
                                                               Depot Road
                                                               Singapore 109676

                                                                                                  3

                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
- ------------------------  ----------------  -----------------  ----------------------------  -----------

Mr. Keith Tay Ah Kee      Board Member      Singapore Telecom  Asia Quest Associates         Singapore
                                            31 Exeter Road        Pte Ltd.
                                            Comcentre          30 Robinson Road
                                            Singapore 239732   #03-02A Robinson Towers
                                                               Singapore 048546


Mrs. Yu-Foo Yee Shoon     Board Member      Singapore Telecom  Assistant Secretary           Singapore
                                            31 Exeter Road     General
                                            Comcentre          National Trades Union
                                            Singapore 239732   Congress
                                                               Trade Union House
                                                               Shenton Way
                                                               Singapore 068810


Mr. Lim Toon              Executive Vice    Singapore Telecom  Executive Vice President      Singapore
                          President         31 Exeter Road     (International Network)
                            (International  Comcentre          31 Exeter Road
                          Network)          Singapore 239732   Comcentre
                                                               Singapore 239732


Mr. Raphael Leong         Executive Vice    Singapore Telecom  Executive Vice President      Singapore
Sai Mooi                  President         31 Exeter Road      (Local Services)
                          (Local Services)  Comcentre          Singapore Telecom
                                            Singapore 239732   31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732


                                                                                                    4


                                                               Present Principal
Name                      Position          Business Address   Occupation/Employment         Citizenship
- ------------------------  ----------------  -----------------  ----------------------------  -----------

Ms. Chua Sock Koong       Senior Vice       Singapore Telecom  Senior Vice President         Singapore
                          President         31 Exeter Road     (Corporate Affairs
                          (Corporate        Comcentre            & Finance)
                          Affairs           Singapore 239732   Singapore Telecom
                          & Finance)                           31 Exeter Road
                                                               Comcentre
                                                               Singapore 239732


                                                                                                     5

                                            SCHEDULE II

                                 TEMASEK HOLDINGS (PRIVATE) LIMITED
                                    DIRECTORS & EXECUTIVE OFFICERS





                                                                 Present Principal
Name                    Position        Business Address       Occupation/Employment     Citizenship
- -------------------  ---------------  --------------------  ---------------------------  -----------

Mr. Lee Ek Tieng     Board Chairman   Temasek Holdings      Managing Director, Monetary  Singapore
                                      Pte Ltd.              Authority of Singapore
                                      8 Shenton Way         10 Shenton Way
                                      #38-03 Treasury Bldg  29th Floor MAS Building
                                      Singapore 068811      Singapore 079117


Mr. Ngiam Tong Dow   Deputy Board     Temasek Holdings      Permanent Secretary          Singapore
                     Chairman         Pte Ltd.              Ministry of Finance,
                     (ex-officio)     8 Shenton Way         Revenue/Budget Divisions
                                      #38-03 Treasury Bldg  8 Shenton Way #43-00
                                      Singapore 068811      Treasury Bldg
                                                            Singapore 068811


                                                                                                    6

                                      Present Principal
Name                 Position         Business Address      Occupation/Employment        Citizenship
- -------------------  ---------------  --------------------  ---------------------------  -----------

Mr. Lum Choong Wah   Board Member     Temasek Holdings      Executive Chairman           Singapore
                                      Pte Ltd.              SNP Corporation Ltd.
                                      8 Shenton Way         303 Upper Serangoon Road
                                      #38-03 Treasury Bldg  Singapore 347692
                                      Singapore 068811


Dr. Andrew Chew      Board Member     Temasek Holdings      Chairman                     Singapore
Guan Khuan                            Pte Ltd.              Central Provident Fund
                                      8 Shenton Way         Board
                                      #38-03 Treasury Bldg  #41-00 CPF Building
                                      Singapore 068811      79 Robinson Road
                                                            Singapore 068897


Mr. Fock Siew Wah    Board Member     Temasek Holdings      Chairman                     Singapore
                                      Pte Ltd.              Land Transport Authority
                                      8 Shenton Way         460 Alexandra Road
                                      #38-03 Treasury Bldg  #28-00 PSA Building
                                      Singapore 068811      Singapore 119963


Mr. Lim Siong Guan   Board Member     Temasek Holdings      Permanent Secretary          Singapore
                                      Pte Ltd.              Public Service Division
                                      8 Shenton Way         8 Shenton Way
                                      #38-03 Treasury Bldg  #47-01 Treasury Building
                                      Singapore 068811      Singapore 068811


                                                                                                     7

                                                            Present Principal
Name                 Position         Business Address      Occupation/Employment        Citizenship
- -------------------  ---------------  --------------------  ---------------------------  -----------

Dr. Michael Y O Fam  Board Member     Temasek Holdings      Chairman                     Singapore
                                      Pte Ltd.              Fraser & Neave Ltd.
                                      8 Shenton Way         438 Alexandra Road
                                      #38-03 Treasury Bldg  #21-00 Alexandra Point
                                      Singapore 068811      Singapore 119958




Mr. Peter Chen Min   Board Member     Temasek Holdings      Non-Executive Director       Singapore
Liang                                 Pte Ltd.              Temasek Holdings Pte Ltd.
                                      8 Shenton Way         8 Shenton Way
                                      #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                      Singapore 068811      Singapore 068811


Mr. Quek Poh Huat    President        Temasek Holdings      President                    Singapore
                                      Pte Ltd.              Temasek Holdings Pte Ltd.
                                      8 Shenton Way         8 Shenton Way
                                      #38-03 Treasury Bldg  #38-03 Treasury Bldg
                                      Singapore 068811      Singapore 068811


Mr. Quek Chee Hoon   Executive Vice   Temasek Holdings      Executive Vice President     Singapore
                     President        Pte Ltd.              Temasek Holdings Pte Ltd.
                                      8 Shenton Way         8 Shenton Way
                                      #38-03 Treasury Bldg  #38-03 Treasury Building
                                      Singapore 068811      Singapore 068811


                                                                                                   8

                                                            Present Principal
Name                 Position         Business Address      Occupation/Employment        Citizenship
- -------------------  ---------------  --------------------  ---------------------------  -----------

Mrs. Janet Seow      Company          Temasek Holdings      Company Secretary/           Singapore
                     Secretary/       Pte Ltd.              Vice President
                     Vice President   8 Shenton Way         Temasek Holdings Pte Ltd.
                                      #38-03 Treasury Bldg  8 Shenton Way
                                      Singapore 068811      #38-03 Treasury Bldg
                                                            Singapore 068811
